UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-38261

CUSIP Number: G5223X100

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Kaixin Auto Holdings Full Name of Registrant

CM Seven Star Acquisition Corporation Former Name if Applicable

5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District Address of Principal Executive Office (Street and Number)

Beijing 100016, People’s Republic of China City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kaixin Auto Holdings (the “Company”) has determined that it is unable to file its annual report on Form 20-F for the year ended December 31, 2019 within the prescribed time period without unreasonable effort or expense primarily due to the logistical challenges associated with the COVID-19 outbreak.

As disclosed in the Company’s current report on Form 6-K furnished to the Commission on April 28, 2020, the Company conducts all of its business in various cities in China and, in particular, one of its Dealerships is located in Wuhan, the original epicenter of the COVID-19 outbreak. Restrictions on access to the Company’s facilities, particularly in Wuhan, have resulted in delays in the preparation of the Company’s financial statements for the year ended December 31, 2019.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yi Yang (Name)	+86 10 (Area Code)	8448 1818 x 2960 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a write-down of inventory and prepayments of approximately US$38 million for the year ended December 31, 2019 and a significant decrease in revenues of more than 20% from the year ended December 31, 2018 to the year ended December 31, 2019. The decrease in anticipated revenues was primarily due to a decrease in the overall inventory scales and the restructuring of the Company’s Dealerships that led to interruption of business operations in some locations during 2019. In addition, the Company anticipates a gain from change in fair value of contingent consideration of approximately US$64 million in 2019 compared with a loss from change in fair value of contingent consideration of approximately US$50 million in 2018.

The Company faces uncertainty regarding the adequacy of its liquidity and capital resources. The uncertainty related to the Company's liquidity and capital resources raises substantial doubt about the Company's ability to continue as a going concern, and the Company currently anticipates that the financial statements will include disclosure to express substantial doubt about the Company's ability to continue as a going concern as of the year ended December 31, 2019.

Based on currently available information, the Company expects to report material weaknesses in the Company's internal control over financial reporting relating to 1) inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP, 2) lack of an effective continuous risk assessment process to identify and assess the financial reporting risks, and 3) lack of evaluations to ascertain whether the components of internal control are present and functioning.

The unaudited financial information set out above is preliminary and subject to potential adjustments, which could result in significant differences from this preliminary unaudited financial information.

Kaixin Auto Holdings
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 12, 2020	By:	/s/ Yi Yang
Name: Yi Yang
Title: Chief Financial Officer